

Charlie Blume
Compliance Manager
Wells Fargo Securities, LLC
MAC H004-063
6th Floor
St. Louis, MO 63103
314-875-8691

January 17, 2024

U.S Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Wells Fargo Bank, N.A.
SBSE A/A Summary of Changes

1. Added Chris Iannuzzi as Principal on Schedule A
2. Added Chris Foley as Principal on Schedule A
3. Added Al Morante as Principal on Schedule A
4. Added Graeme Mcevoy as Principal on Schedule A
5. Added Richard Davis as Principal on Schedule A
6. Removed Nicholas Bennett as Principal on Schedule A
7. Removed Charles Dietz as Principal on Schedule A
8. Removed Juan Pujadas as Principal on Schedule A
9. Removed Scott Powell as Principal on Schedule A
10. Current 7R was uploaded
11. Schedule B, item 14 was uploaded with brief description.
12. Schedule B, item 15 was uploaded with brief description.

Sincerely,

Wells Fargo Bank, N.A.